              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              0-27145

                                 FORM 10-KSB                    CUSIP NUMBER
                                                                3358 1Q 10 0


                 For Period Ended: December 31, 1999


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                           1st Net Technologies, Inc.
                           -------------------------
                            Full Name of Registrant



                           11423 West Bernardo Court
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                         San Diego, California  92127
                         ----------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[]  (c)  The accountant's statement or other exhibit required by Rule
         12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company experienced a significant deficit between available working capital and operating expenses between November 1999 to February 2000. In addition, our former Chief Financial Officer, who left the Company in November, 1999, had been delaying and/or failing to make payment to our vendors and creditors since June/July 1999, which put the Company in a serious problem with its Accounts Payable aging.

     Due to the lack of operating funds being available, we were unable to come up with the money to retain our auditors until late February. By then, their audit schedule did not allow them to start our audit until mid-March 2000. We are now in the process of conducting our audit and we are expecting a completion date of early May.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        James Watson              (303) 738-8994 or (858) 675-4449
     -------------------          --------------------------------
           (Name)                   (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [ ]Yes   [X]No

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                          1st Net Technologies, Inc.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                1st Net Technologies, Inc.



                                By: /s/ James Watson
                                     James Watson, Chief Executive Officer
Date: March 29, 2000

[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]